

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 11, 2007

Mr. William Orchow
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, WA 99206

   Re: Revett Minerals Inc.
     Amendment No. 1 to Form 10
     September 21, 2007
     File No. 0-52730

Dear Mr. Orchow:

   We have reviewed your amended filing and your response letter dated September 20, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Business, page 2</u>

1. We note your response to comment 10. Please disclose the amount of Revett Silver's Class B stock owned by Revett Minerals. Also, revise your disclosure regarding the conversion features of the Class B stock so that it is consistent with the descriptions of these features on page 17 and pages 38-39.

2. We note your response to comment 11. Please revise your disclosure to reconcile how the accident occurred on July 30, 2007 and mining resumed on July 12.

Mr. William Orchow
Revett Minerals Inc.
October 11, 2007
Page 2

3.   We note your response to comment 13. Please include an explanation of the note
        payable to Kennecott in this section of the Form 10.

Related Party Transactions, page 17

4.   We note your response to prior comment 18. Please ensure that the disclosures on
        pages 17 and 52 are consistent, or provide reconciling explanations.

Critical Accounting Estimates, page 18

5.   We note the addition of your disclosure for embedded financial derivatives and
        your statement that "Some of our assets and liabilities may contain one or more
        embedded derivatives for which no corresponding market value may be readily
        determined in the market place." To aid an investor's understanding of your
        disclosure, please identify the nature and type of your embedded financial
        derivatives.

Controls and Procedures, page 19

6.   We note your response to our comment 22 and reissue it in part. Discuss whether
        you have assessed the effectiveness of your controls and procedures in accordance
        with Item 307, which makes reference to Rule 13a-15(e) of the Exchange Act.

7.   We note your response to comment 23. Please eliminate the language "other than
        those discussed above." Revise to state unequivocally that there were or were not
        changes in your internal controls over financial reporting.

Security Ownership of Certain Beneficial Owners and Management, page 36

8.   We note your response to comment 24. Please explain in every footnote to the
        tables depicting the security ownership of beneficial owners and management,
        that the convertible Revett Silver Class B shares are not included in the figure for
        Revett Minerals common stock.

Compensation Committee Interlocks and Insider Participation, page 45

9.   We note your response to our comment 26 and reissue it in part. Please provide
        the information required by Item 407(e)(4) relating to compensation committee
        interlocks.

Executive Compensation, page 46

10.   We note that the Summary Compensation Table has a footnote four but that there
        is not a reference to the footnote in the table. Please revise.

Compensation Discussion and Analysis, page 49

11.   We note your response to comment 30 and reissue it in part. Please disclose the
        five peer group companies against whom you will measure your stock price
        performance when determining Mr. Orchow's bonus.

12.   We note your response to comment 31. Please explain how the objectives of
        stock price performance and financing will be used in determining compensation.
        In addition, rather than stating in a conclusory fashion that you "deem
        confidential" the undisclosed cash flow and profitability targets, provide an
        analysis as to how disclosure of this information would cause you competitive
        harm, using the standard you would use if requesting confidential treatment.
        Further, disclose the target stock price performance for which the executives may
        receive bonuses. See Release 33-8732A, Section II.B.2, including footnote 94.
        Finally, provide disclosure as to what may constitute the "discretionary" measure
        that will determine a portion of the executives' bonuses.

Consolidated Financial Statements for the Fiscal Quarters Ended June 30, 2007 and 2006

Note 5. Restricted Cash, page 7

13.   We note from your response to prior comment number 9 that you "believe the
        costs of the environmental risk transfer program are no different than any other
        asset retirement obligation cost and are properly accounted for using the units of
        production method (as opposed to the straight line method)." Please explain to
        us, in necessary detail, the key terms of the $1.5 million prepaid insurance policy
        and the $0.4 million payment of Montana state taxes that will support your
        amortization methodology as a systematic and rational allocation procedure, as
        contemplated by paragraph 149 of FASB Statement of Financial Accounting
        Concepts No. 6.

Note 13. Reconciliation to United States Generally Accepted Accounting Principles, page
11

(d) Other additional disclosures, page 13

14.   We note from your response to prior comment number 45 that you provided the
        requested information. However, we note that the table presented does not appear
        to include the following, as contemplated by paragraph A240 of FAS 123R.
        Please revise your presentation, as applicable, to include the following or

otherwise advise how you have complied with the disclosure provisions referenced:

- Number and weighted-average exercise prices for each of the following groups of share options:
  - those outstanding at the beginning of the year;
  - those exercisable or convertible at the end of the year;

  - those granted during the year;

- Weighted-average grant-date fair value of equity options or other equity instruments granted during the year;

- Disclose the aggregate intrinsic value of options outstanding and exercisable rather than a per share intrinsic value.

- We note your disclosure regarding the options issued by your subsidiary Revett Silver. Please expand your disclosure regarding these options to also include the applicable paragraph A240 disclosures as required by FAS 123R.

(e) Impact of recent United States accounting pronouncements, page 14

15.   We note from your expanded disclosure in response to prior comment number 43 that you "cannot quantify the cumulative effect of the interpretation until the SEC issues its final interpretation, including the transitional provisions." Please expand your disclosure herein to explain the nature and terms of your share purchase warrants or refer the reader to disclosure concerning these warrants located elsewhere in the filing. We note your disclosure on page eight within footnote 7 regarding stock purchase warrants.

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2006 and 2005

General

16.   With respect to your response to our prior comment number 35, please note that full audited financial statements for all periods prior to your existence is required by Regulation S-X. In this regard, financial statements of the predecessor entity are presumed to be necessary in order to provide investors with the complete and comprehensive financial history of the acquired business. Please contact us at your earliest convenience to discuss.

17.   We note from your response to prior comment number 36 that Revett Silver was a development stage company for years prior to 2005. If you determine you are required to present your predecessor's financial statements in response to prior comment number 35, please provide the disclosure required by FAS 7 for US GAAP reconciliation purposes.

Note 14. Reconciliation to United States Generally Accepted Accounting Principles, page 22

18.   We note from your response to prior comment number 40 that "All of the exploration costs at Troy are expenses unless the exploration results in an increase in proven and probable reserves, in which event the costs are capitalized into the mineral property and amortized on a units-of-production basis." Based on this response, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice under US GAAP regarding the accounting treatment for such costs within the mining industry, please expand your US GAAP reconciliation footnote disclosure to address the items below:

- Please describe, in necessary detail, the nature and types of costs you categorize as exploration versus those you categorize as production.

- Please describe the nature of the development costs capitalized for the Rock Creek project and explain why you have capitalized development costs for an exploration stage project.

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

  o Embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

  o You can obtain the benefit and control others access to it, and,

  o The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.

- Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the

  production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 with any engineering questions. Please contact Sean Donahue at (202) 551-3579, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Davis
      J. Goeken
      K. Schuler
      S. Donahue

      Via facsimile:
      Douglas Siddoway
      (509) 624-2528